Exhibit 99.2

Stockholm, Sweden	November 18, 2021

Interim Report Q3, 2021

A quarter of deal making and regulatory review

“Following on from the positive top line read out of Part A our Phase 3 study, we initiated a structured process to select our commercial partner for Nefecon in Europe. In this case, the result of the process was a partnership with Stada Arzneimittel, which has proven to be an excellent match. We also took the opportunity to complement our predominant source of equity capital with a $75m credit line from Kreos.

In the third quarter, the U.S. Food and Drug Administration (FDA) requested further analyses of data from the NeflgArd clinical trial in connection with our NDA submitted for approval under the FDA’s Accelerated Approval Program. The FDA classified the additional analyses received as a major amendment to the NDA and extended the PDUFA goal date by three months from September 15, 2021 to December 15, 2021. The third quarter also saw the European Medicines Agency (EMA) deciding to revert to standard review timelines for our submission, which we estimate will result in the issuance of an opinion in Q1, 2022. We remain confident that we have presented a compelling data package and look forward to continuing our regulatory interactions with the goal of making an approved treatment available for patients in need.

We remain ready for commercial launch in the US. Our field medical directors are in dialogue with nephrologists across the country and we are proceeding with market access related conversations as well as other pre-commercial activities. We are excited about our strong US capabilities reflected by the highly experienced and well-prepared team in place.“

Renée Aguiar-Lucander, CEO

Summary of Q3 2021

July 1 – September 30, 2021

•	Net sales amounted to SEK 198.2 million for the three months ended September 30, 2021. No net sales were recognized for the three months ended September 30, 2020.

•	Operating profit (loss) amounted to SEK 7.9 million and SEK (104.9 million) for the three months ended September 30, 2021 and 2020, respectively.

•	Earnings (loss) per share before dilution amounted to SEK 0.21 and SEK (2.77) for the three months ended September 30, 2021 and 2020, respectively.

•	Cash amounted to SEK 1,163.8 million and SEK 1,396.9 million as of September 30, 2021 and 2020, respectively.

Significant events during Q3 2021, in summary

•	In July 2021, Calliditas signed a loan agreement of up to the EUR equivalent of $75 million with Kreos Capital.

•	In July 2021, Calliditas and STADA Arzneimittel AG entered into a license agreement to register and commercialize Nefecon in the European Economic Area (EEA) member states, Switzerland and the UK valued at a total of EUR 97.5 million (approx. $115m) in initial upfront and potential milestone payments, plus royalties.

•	In August 2021, Calliditas received FDA fast track designation for setanaxib in PBC.

•	In August 2021, Calliditas completed an accelerated book building procedure and resolved on a directed share issue in the amount of 2.4 million shares, raising proceeds of SEK 324.0 million (approx. $37m) before transaction costs.

•	In September 2021, Calliditas announced that the FDA extended the PDUFA goal date for its New Drug Application (NDA) seeking accelerated approval for Nefecon to December 15, 2021.

•	In September 2021, Calliditas announced that the European Medicine Agency’s (EMA) Committee for Human Medicinal Products (CHMP) decided to continue the assessment of the marketing authorization application (MAA) for Nefecon under standard procedure assessment timelines.

Investor presentation November 18, 14:30 CET

Audio cast with teleconference, Q3 2021, November 18, 2021, 14:30 (Europe/Stockholm)

Webcast: https://tv.streamfabriken.com/calliditas-therapeutics-q3-2021

Teleconference: SE: +46856642695 | UK: +443333009264 | US: +16467224903

Financial calendar

Year-end Report for the period January 1 – December 31, 2021                     February 24, 2022

For further information, please contact:

Renée Aguiar-Lucander, CEO at Calliditas

Email: renee.lucander@calliditas.com

Mikael Widell, Investor Relations

Email: mikael.widell@calliditas.com

Telephone: +46 703 11 99 60

The information was submitted for publication, through the agency of the contact persons set out above, at 07:00 CET on November 18, 2021.

About Calliditas Therapeutics

Calliditas Therapeutics is a biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of adults with the autoimmune renal disease primary IgA nephropathy (IgAN), for which there is a high unmet medical need and there are no approved treatments. Calliditas has recently read out topline data from Part A of its global Phase 3 study in IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is also planning to start clinical trials with NOX inhibitors in primary biliary cholangitis and head and neck cancer. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, business plans and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’ business, operations, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, the potential for and timing of FDA approval of its regulatory marketing application for Nefecon, the potential for FDA’s review extension on the NDA for Nefecon to lead to marketing approval, and other risks identified in the section entitled “Risk Factors” Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.